The Board of Directors
Louisiana-Pacific Corporation:


June 28, 2000



Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Louisiana-Pacific Corporation on or about June 28, 2000, which contains notification of the registrant's inability to file its Form 11-K by June 28, 2000. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we were unable to complete our audit by June 28, 2000, and report on the financial statements of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan for the year ended December 31, 1999, to be included in the Form 11-K.

Very truly yours,

/s/ KPMG LLP

Portland, Oregon

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